Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Announcement on Regular Related Party Transactions

Highlights:

•

The Transaction: The Company proposes to enter into a Regular Related Party Transaction Framework Agreement (the “Framework Agreement”) with China Guangfa Bank (the “CGB”), and submitted the maximum amounts of regular related party transactions with CGB in the next three years to the Shareholders’ Meeting for approval. According to the Framework Agreement, the Company and CGB will carry out deposit and non-deposit related party transactions based on normal commercial terms in the ordinary course of business.

•

Abstention of Related Persons: The sixth meeting of the fourth session of the Board of Directors of the Company (the “Board”) reviewed and passed the Proposal on the Execution of the Framework Agreement between the Company and CGB, agreed that the Company may enter into the Framework Agreement with CGB, and submitted the maximum amounts specified in the Framework Agreement to the Shareholders’ Meeting for approval. Mr. Wan Feng, a affiliated director, abstained from voting.

•

Effect of the Transaction on the Company: The Transaction will benefit the development of the Company’s investment business, and strengthen the business cooperation between the Company and CGB. At the same time, in compliance with the approval and disclosure procedures of the Listing Rules of the Shanghai Stock Exchange (the “SSE Listing Rules”), it helps to improve the efficiency of decision-making and implementation of regular related party transactions by fixing the maximum amount of regular related party transactions in the Framework Agreement, which is also in the overall interests of the Company.

•	The maximum amounts in these transactions are subject to approval by the Shareholders’ Meeting.

I.	General Description of the Transaction

On March 27, 2012, the sixth meeting of the fourth session of the Board reviewed and passed the Proposal on the Execution of the Framework Agreement between the Company and CGB (the “Transaction”), agreed that the Company may enter into the Framework Agreement with CGB, and submitted the maximum amounts specified in the Framework Agreement to the Shareholders’ Meeting for approval. According to the Framework Agreement, the Company and CGB will carry out deposit and non-deposit related party transactions in the ordinary course of business. For deposit related party transactions, the maximum amount of the deposit balance on any given day during the effective period of the Framework Agreement is RMB30 billion (or the equivalent amount in foreign currencies). For non-deposit related party transactions, the maximum transaction amount during any given year is RMB5 billion (or the equivalent amount in foreign currencies). Specific transactions will be entered into on normal commercial terms and on the arms-length basis.

Commission File Number 001-31914

According to the SSE Listing Rules, Guidance on the Implementation of Related Party Transactions for Listed Companies on the Shanghai Stock Exchange, Interim Measures on the Administration of Related Party Transactions for Insurance Companies, and relevant provisions under any other laws, regulations, departmental rules and normative documents, because Mr. Wan Feng, Executive Director and President of the Company, and Mr. Liu Jiade, Vice President of the Company, are serving as directors of CGB, CGB is regarded as a related party of the Company, and this Transaction is regarded as a related party transaction of the Company.

II.	Introduction of the Related Party and its Relationship with the Company

CGB is a stock-holding commercial bank duly established under the laws and regulations of the People’s Republic of China. It is permitted to engage in the banking business, including accepting public deposits, issuing short-term, medium-term and long-term loans, arranging settlement, handling note discount, issuing financial bonds, acting as an agent in the collection and payment of funds, and to engage in the insurance business and other banking business permitted by China banking supervisory and regulatory authorities. The Company holds 20.00% equity interest in CGB.

According to the SSE Listing Rules and other applicable rules, because Mr. Wan Feng, Executive Director and President of the Company, and Mr. Liu Jiade, Vice President of the Company, are serving as directors of CGB, CGB is regarded as a related party of the Company.

III.	Key Terms and Pricing Mechanism of the Related Party Transactions

1.	Types of Business

(i)	Deposit Related Party Transactions

Deposit related party transactions include, without limitation, demand deposits, term deposits, foreign currency deposits and negotiated deposits.

(ii)	Non-deposit Related Party Transactions

According to the needs arising from the parties’ business cooperation, and from regular business growth, new business development and liquidity arrangement of investment funds, and subject to relevant provisions of laws and regulations, the parties agree to carry out various types of non-deposit related party transactions whose terms and conditions of business cooperation are to be directly negotiated.

Non-deposit related party transactions include: (a) The Company will purchase wealth management products of CGB on normal commercial terms in the ordinary course of its investment business; (b) The Company will purchase securities backed by credit assets of financial institutions from CGB on normal commercial terms in the ordinary course of its investment business; (c) CGB will provide agency services to the Company, such as distributing insurance products, collecting insurance premiums and paying insurance benefits; (d) and CGB will purchase products and services from the Company in the ordinary course of business; (e) other regular related party transactions within the definition provided in the SSE Listing Rules.

Commission File Number 001-31914

2.	Effective Period of the Framework Agreement

The Framework Agreement takes effect upon the signing by the legal representatives or authorized agents of both parties and the affixing of official seals of both parties. The Framework Agreement is effective from January 1, 2013 to December 31, 2015.

3.	Pricing Mechanism

The specific terms of deposit related party transactions will be determined by arm’s length negotiation, and based on the nature, amount and term of the deposit, market condition, and applicable industry practice. Non-deposit related party transactions will be determined by arm’s length negotiation, and based on applicable financial industry practice.

IV.	Effect of the Transaction on the Company

The Transaction will benefit the development of the Company’s investment business, and strengthen the business cooperation between the Company and CGB. At the same time, in compliance with the approval and disclosure procedures of the SSE Listing Rules, it helps to improve the efficiency of decision-making and implementation of regular related party transactions by fixing the maximum amount of regular related party transactions in the Framework Agreement, which is also in the overall interests of the Company.

V.	Procedures of Review

1. The fourth meeting of the fourth session of the Audit Committee of the Board reviewed and approved the Proposal on the Execution of the Framework Agreement between the Company and CGB, and agreed to submit the proposal to the Board for approval. The sixth meeting of the fourth session of the Board reviewed and approved the proposal, agreed that the Company may enter into the Framework Agreement with CGB, and submitted the maximum amounts specified in the Framework Agreement to the Shareholders’ Meeting for approval. The Board also authorized the management of the Company to enter into the Framework Agreement with CGB after the shareholders’ approval, and approve and execute the regular related party transactions and related matters contemplated in the Framework Agreement. Wan Feng, a affiliated director, abstained from voting. All of the unaffiliated directors voted in favor of the Transaction unanimously.

2. All the independent directors of the Company reviewed documents pertinent to the Transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the matter to the Board for review, and provided the following independent opinion: the Transaction is for valuable and good consideration and is in accordance with the principles of equality and willingness; provisions in the agreement are in accordance with the principle of fairness; no harm to the interest of the Company or to the rights of the independent shareholders is detected; relevant procedures of the Transaction are in conformity with provisions under applicable laws, regulations and the Articles of Association of the Company.

VI.	Documents Available for Review

1.	Resolution of the sixth meeting of the fourth session of the Board;

2.	Prior consenting opinion and independent opinion by independent directors on the Transaction;

3.	Resolution of the fourth meeting of the fourth session of the Audit Committee of the Board; and

4.	The Related Party Transaction Framework Agreement entered into by and between the Company and CGB.

Commission File Number 001-31914

Board of Directors

China Life Insurance Company Limited

March 27, 2013